# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: First Watch Restaurant Group, Inc., CIK 0001789940
CUSIP: 33748L101
Title of class of securities: Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: 8725 Pendery Place, Suite 201, Bradenton, Florida (FL), 34201
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001140361-22-005076
Filed by CIK 0001034196

## Reporting persons
- ADVENT INTERNATIONAL, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 19,189,784; sole dispositive power 0; shared dispositive power 19,189,784; aggregate amount beneficially owned 19,189,784 (31.7% of the class)
  Comment: The percent of class was calculated based on 60,569,820 shares of common stock, $0.01 par value per share ("Common Stock") outstanding as of November 5, 2024, as disclosed in the Issuer's Quarterly Reporting on Form 10-Q filed with the Securities and Exchange Commission (the "SEC") on November 7, 2024.
- Advent International GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 19,189,784; sole dispositive power 0; shared dispositive power 19,189,784; aggregate amount beneficially owned 19,189,784 (31.7% of the class)
  Comment: The percent of class was calculated based on 60,569,820 shares of Common Stock outstanding as of November 5, 2024, as disclosed in the Issuer's Quarterly Reporting on Form 10-Q filed with the SEC on November 7, 2024.
- Advent International VIII, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 19,189,784; sole dispositive power 0; shared dispositive power 19,189,784; aggregate amount beneficially owned 19,189,784 (31.7% of the class)
  Comment: The percent of class was calculated based on 60,569,820 shares of Common Stock outstanding as of November 5, 2024, as disclosed in the Issuer's Quarterly Reporting on Form 10-Q filed with the SEC on November 7, 2024.
- GPE VIII GP S.a.r.l.: type of reporting person: corporation (CO); citizenship or place of organization: Luxembourg (N4); does not affirm membership in a group (box b); sole voting power 0; shared voting power 13,156,861; sole dispositive power 0; shared dispositive power 13,156,861; aggregate amount beneficially owned 13,156,861 (21.7% of the class)
  Comment: The percent of class was calculated based on 60,569,820 shares of Common Stock outstanding as of November 5, 2024, as disclosed in the Issuer's Quarterly Reporting on Form 10-Q filed with the SEC on November 7, 2024.
- Advent International GPE VIII Limited Partnership: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,150,082; sole dispositive power 0; shared dispositive power 1,150,082; aggregate amount beneficially owned 1,150,082 (1.9% of the class)
  Comment: The percent of class was calculated based on 60,569,820 shares of Common Stock outstanding as of November 5, 2024, as disclosed in the Issuer's Quarterly Reporting on Form 10-Q filed with the SEC on November 7, 2024.
- Advent International GPE VIII-B-1 Limited Partnership: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,248,314; sole dispositive power 0; shared dispositive power 1,248,314; aggregate amount beneficially owned 1,248,314 (2.06% of the class)
  Comment: The percent of class was calculated based on 60,569,820 shares of Common Stock outstanding as of November 5, 2024, as disclosed in the Issuer's Quarterly Reporting on Form 10-Q filed with the SEC on November 7, 2024.
- Advent International GPE VIII-B-2 Limited Partnership: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 930,762; sole dispositive power 0; shared dispositive power 930,762; aggregate amount beneficially owned 930,762 (1.54% of the class)
  Comment: The percent of class was calculated based on 60,569,820 shares of Common Stock outstanding as of November 5, 2024, as disclosed in the Issuer's Quarterly Reporting on Form 10-Q filed with the SEC on November 7, 2024.
- Advent International GPE VIII-B-3 Limited Partnership: type of reporting person: partnership (PN); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,453,397; sole dispositive power 0; shared dispositive power 1,453,397; aggregate amount beneficially owned 1,453,397 (2.4% of the class)
  Comment: The percent of class was calculated based on 60,569,820 shares of Common Stock outstanding as of November 5, 2024, as disclosed in the Issuer's Quarterly Reporting on Form 10-Q filed with the SEC on November 7, 2024.
- Advent International GPE VIII-C Limited Partnership: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 572,950; sole dispositive power 0; shared dispositive power 572,950; aggregate amount beneficially owned 572,950 (0.95% of the class)
  Comment: The percent of class was calculated based on 60,569,820 shares of Common Stock outstanding as of November 5, 2024, as disclosed in the Issuer's Quarterly Reporting on Form 10-Q filed with the SEC on November 7, 2024.
- Advent International GPE VIII-D Limited Partnership: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 490,012; sole dispositive power 0; shared dispositive power 490,012; aggregate amount beneficially owned 490,012 (0.81% of the class)
  Comment: The percent of class was calculated based on 60,569,820 shares of Common Stock outstanding as of November 5, 2024, as disclosed in the Issuer's Quarterly Reporting on Form 10-Q filed with the SEC on November 7, 2024.
- Advent International GPE VIII-F Limited Partnership: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 145,209; sole dispositive power 0; shared dispositive power 145,209; aggregate amount beneficially owned 145,209 (0.24% of the class)
  Comment: The percent of class was calculated based on 60,569,820 shares of Common Stock outstanding as of November 5, 2024, as disclosed in the Issuer's Quarterly Reporting on Form 10-Q filed with the SEC on November 7, 2024.
- Advent International GPE VIII-H Limited Partnership: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,286,463; sole dispositive power 0; shared dispositive power 1,286,463; aggregate amount beneficially owned 1,286,463 (2.12% of the class)
  Comment: The percent of class was calculated based on 60,569,820 shares of Common Stock outstanding as of November 5, 2024, as disclosed in the Issuer's Quarterly Reporting on Form 10-Q filed with the SEC on November 7, 2024.
- Advent International GPE VIII-I Limited Partnership: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,196,254; sole dispositive power 0; shared dispositive power 1,196,254; aggregate amount beneficially owned 1,196,254 (1.98% of the class)
  Comment: The percent of class was calculated based on 60,569,820 shares of Common Stock outstanding as of November 5, 2024, as disclosed in the Issuer's Quarterly Reporting on Form 10-Q filed with the SEC on November 7, 2024.
- Advent International GPE VIII-J Limited Partnership: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,175,567; sole dispositive power 0; shared dispositive power 1,175,567; aggregate amount beneficially owned 1,175,567 (1.94% of the class)
  Comment: The percent of class was calculated based on 60,569,820 shares of Common Stock outstanding as of November 5, 2024, as disclosed in the Issuer's Quarterly Reporting on Form 10-Q filed with the SEC on November 7, 2024.
- GPE VIII GP Limited Partnership: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 5,221,806; sole dispositive power 0; shared dispositive power 5,221,806; aggregate amount beneficially owned 5,221,806 (8.62% of the class)
  Comment: The percent of class was calculated based on 60,569,820 shares of Common Stock outstanding as of November 5, 2024, as disclosed in the Issuer's Quarterly Reporting on Form 10-Q filed with the SEC on November 7, 2024.
- Advent International GPE VIII-A Limited Partnership: type of reporting person: partnership (PN); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,697,679; sole dispositive power 0; shared dispositive power 2,697,679; aggregate amount beneficially owned 2,697,679 (4.45% of the class)
  Comment: The percent of class was calculated based on 60,569,820 shares of Common Stock outstanding as of November 5, 2024, as disclosed in the Issuer's Quarterly Reporting on Form 10-Q filed with the SEC on November 7, 2024.
- Advent International GPE VIII-E Limited Partnership: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 545,700; sole dispositive power 0; shared dispositive power 545,700; aggregate amount beneficially owned 545,700 (0.9% of the class)
  Comment: The percent of class was calculated based on 60,569,820 shares of Common Stock outstanding as of November 5, 2024, as disclosed in the Issuer's Quarterly Reporting on Form 10-Q filed with the SEC on November 7, 2024.
- Advent International GPE VIII-G Limited Partnership: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 925,542; sole dispositive power 0; shared dispositive power 925,542; aggregate amount beneficially owned 925,542 (1.53% of the class)
  Comment: The percent of class was calculated based on 60,569,820 shares of Common Stock outstanding as of November 5, 2024, as disclosed in the Issuer's Quarterly Reporting on Form 10-Q filed with the SEC on November 7, 2024.
- Advent International GPE VIII-K Limited Partnership: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 551,590; sole dispositive power 0; shared dispositive power 551,590; aggregate amount beneficially owned 551,590 (0.91% of the class)
  Comment: The percent of class was calculated based on 60,569,820 shares of Common Stock outstanding as of November 5, 2024, as disclosed in the Issuer's Quarterly Reporting on Form 10-Q filed with the SEC on November 7, 2024.
- Advent International GPE VIII-L Limited Partnership: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 501,295; sole dispositive power 0; shared dispositive power 501,295; aggregate amount beneficially owned 501,295 (0.83% of the class)
  Comment: The percent of class was calculated based on 60,569,820 shares of Common Stock outstanding as of November 5, 2024, as disclosed in the Issuer's Quarterly Reporting on Form 10-Q filed with the SEC on November 7, 2024.
- AP GPE VIII GP Limited Partnership: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 811,117; sole dispositive power 0; shared dispositive power 811,117; aggregate amount beneficially owned 811,117 (1.34% of the class)
  Comment: The percent of class was calculated based on 60,569,820 shares of Common Stock outstanding as of November 5, 2024, as disclosed in the Issuer's Quarterly Reporting on Form 10-Q filed with the SEC on November 7, 2024.
- Advent Partners GPE VIII Limited Partnership: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 42,449; sole dispositive power 0; shared dispositive power 42,449; aggregate amount beneficially owned 42,449 (0.07% of the class)
  Comment: The percent of class was calculated based on 60,569,820 shares of Common Stock outstanding as of November 5, 2024, as disclosed in the Issuer's Quarterly Reporting on Form 10-Q filed with the SEC on November 7, 2024.
- Advent Partners GPE VIII Cayman Limited Partnership: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 264,550; sole dispositive power 0; shared dispositive power 264,550; aggregate amount beneficially owned 264,550 (0.44% of the class)
  Comment: The percent of class was calculated based on 60,569,820 shares of Common Stock outstanding as of November 5, 2024, as disclosed in the Issuer's Quarterly Reporting on Form 10-Q filed with the SEC on November 7, 2024.
- Advent Partners GPE VIII-A Limited Partnership: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 51,008; sole dispositive power 0; shared dispositive power 51,008; aggregate amount beneficially owned 51,008 (0.08% of the class)
  Comment: The percent of class was calculated based on 60,569,820 shares of Common Stock outstanding as of November 5, 2024, as disclosed in the Issuer's Quarterly Reporting on Form 10-Q filed with the SEC on November 7, 2024.
- Advent Partners GPE VIII-A Cayman Limited Partnership: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 35,290; sole dispositive power 0; shared dispositive power 35,290; aggregate amount beneficially owned 35,290 (0.06% of the class)
  Comment: The percent of class was calculated based on 60,569,820 shares of Common Stock outstanding as of November 5, 2024, as disclosed in the Issuer's Quarterly Reporting on Form 10-Q filed with the SEC on November 7, 2024.
- Advent Partners GPE VIII-B Cayman Limited Partnership: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 417,820; sole dispositive power 0; shared dispositive power 417,820; aggregate amount beneficially owned 417,820 (0.69% of the class)
  Comment: The percent of class was calculated based on 60,569,820 shares of Common Stock outstanding as of November 5, 2024, as disclosed in the Issuer's Quarterly Reporting on Form 10-Q filed with the SEC on November 7, 2024.

## Item 1. Issuer
Name of issuer: First Watch Restaurant Group, Inc.
Address of issuer's principal executive offices: 8725 Pendery Place, Suite 201, Bradenton, Florida, 34201

## Item 2. Person Filing
Name of person filing:
(i) Advent International, L.P. (f/k/a Advent International Corporation) a Delaware limited partnership;
(ii) Advent International GP, LLC, a Delaware limited liability company;
(iii) Advent International GPE VIII, LLC, a Delaware limited liability company;
(iv) GPE VIII GP S.a.r.l., a Luxembourg Societe a responsabilite limitee;
(v) Advent International GPE VIII Limited Partnership, a Delaware limited partnership;
(vi) Advent International GPE VIII-B-1 Limited Partnership, a Delaware limited partnership;
(vii) Advent International GPE VIII-B-2 Limited Partnership, a Delaware limited partnership;
(viii) Advent International GPE VIII-B-3 Limited Partnership, a Delaware limited partnership;
(ix) Advent International GPE VIII-B Limited Partnership, a Delaware limited partnership;
(x) Advent International GPE VIII-C Limited Partnership, a Delaware limited partnership;
(xi) Advent International GPE VIII-D Limited Partnership, a Delaware limited partnership;
(xii) Advent International GPE VIII-F Limited Partnership, a Delaware limited partnership;
(xiii) Advent International GPE VIII-H Limited Partnership, a Delaware limited partnership;
(xiv) Advent International GPE VIII-I Limited Partnership, a Delaware limited partnership;
(xv) Advent International GPE VIII-J Limited Partnership, a Delaware limited partnership (the funds set forth in the foregoing clauses (v)-(xv), the "Advent VIII Luxembourg Funds");
(xvi) GPE VIII GP Limited Partnership, a Cayman Islands limited partnership;
(xvii) Advent International GPE VIII-A Limited Partnership, a Cayman Islands limited partnership;
(xviii) Advent International GPE VIII-E Limited Partnership, a Cayman Islands limited partnership;
(xix) Advent International GPE VIII-G Limited Partnership, a Cayman Islands limited partnership;
(xx) Advent International GPE VIII-K Limited Partnership, a Cayman Islands limited partnership;
(xxi) Advent International GPE VIII-L Limited Partnership, a Cayman Islands limited partnership (the funds set forth in the foregoing clauses (xvii)-(xxi), the "Advent VIII Cayman Funds");
(xxii) AP GPE VIII GP Limited Partnership, a Delaware limited partnership;
(xxiii) Advent Partners GPE VIII Limited Partnership, a Delaware limited partnership;
(xxiv) Advent Partners GPE VIII Cayman Limited Partnership, a Cayman Islands limited partnership;
(xxv) Advent Partners GPE VIII-A Limited Partnership, a Delaware limited partnership;
(xxvi) Advent Partners GPE VIII-A Cayman Limited Partnership, a Cayman Islands limited partnership;
(xxvii) Advent Partners GPE VIII-B Cayman Limited Partnership, a Cayman Islands limited partnership (the funds set forth in the foregoing clauses (xxiii)-(xxvii), the "Advent VIII Partners Funds" and together with the Advent VIII Luxembourg Funds and the Advent VIII Cayman Funds, the "Advent VIII Funds").

GPE VIII GP S.a.r.l. is the general partner of the Advent VIII Luxembourg Funds. GPE VIII GP Limited Partnership is the general partner of the Advent VIII Cayman Funds. AP GPE VIII GP Limited Partnership is the general partner of the Advent VIII Partners Funds. Advent International GPE VIII, LLC is the manager of GPE VIII GP S.a.r.l. and the general partner of each of GPE VIII GP Limited Partnership and AP GPE VIII GP Limited Partnership.

Advent International GP, LLC is the general partner of Advent International, L.P., and Advent International, L.P. is the manager of Advent International GPE VIII, LLC. Each of Advent International, L.P. and Advent International GP, LLC may be deemed to have voting and dispositive power over the shares held by the Advent VIII Luxembourg Funds, the Advent VIII Cayman Funds and the Advent VIII Partners Funds.
Address of principal business office or, if none, residence: The address of the principal business and the principal office of the Reporting Persons is Prudential Tower, 800 Boylston Street, Boston, Massachusetts 02199-8069.
Citizenship: See responses to Item 4 on each cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
See responses to Item 9 on each cover page.

Pursuant to Rule 13d-4 of the Act, the Reporting Persons declare that filing this statement on Schedule 13G (this "Statement") shall not be construed as an admission that any of the Reporting Persons are, for the purposes of Section 13(d) and/or Section 13(g) of the Act, the beneficial owner of any securities covered by this Statement, and such beneficial ownership is expressly disclaimed by each Reporting Person.
Percent of class: See responses to Item 11 on each cover page.
Sole power to vote or to direct the vote: See responses to Item 5 on each cover page.
Shared power to vote or to direct the vote: See responses to Item 6 on each cover page.
Sole power to dispose or to direct the disposition: See responses to Item 7 on each cover page.
Shared power to dispose or to direct the disposition: See responses to Item 8 on each cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
https://www.sec.gov/Archives/edgar/data/1034196/000114036124007952/ef20021611_ex99-1.htm

## Signatures
- ADVENT INTERNATIONAL, L.P.: /s/ Neil Crawford, Neil Crawford / Vice President of Finance (02/21/2025)
- Advent International GP, LLC: /s/ Neil Crawford, Neil Crawford / Vice President of Finance (02/21/2025)
- Advent International VIII, LLC: /s/ Justin Nuccio, Justin Nuccio / Manager (02/21/2025)
- GPE VIII GP S.a.r.l.: /s/ Justin Nuccio, Justin Nuccio / Manager (02/21/2025)
- Advent International GPE VIII Limited Partnership: /s/ Justin Nuccio, Justin Nuccio / Manager (02/21/2025)
- Advent International GPE VIII-B-1 Limited Partnership: /s/ Justin Nuccio, Justin Nuccio / Manager (02/21/2025)
- Advent International GPE VIII-B-2 Limited Partnership: /s/ Justin Nuccio, Justin Nuccio / Manager (02/21/2025)
- Advent International GPE VIII-B-3 Limited Partnership: /s/ Justin Nuccio, Justin Nuccio / Manager (02/21/2025)
- Advent International GPE VIII-C Limited Partnership: /s/ Justin Nuccio, Justin Nuccio / Manager (02/21/2025)
- Advent International GPE VIII-D Limited Partnership: /s/ Justin Nuccio, Justin Nuccio / Manager (02/21/2025)
- Advent International GPE VIII-F Limited Partnership: /s/ Justin Nuccio, Justin Nuccio / Manager (02/21/2025)
- Advent International GPE VIII-H Limited Partnership: /s/ Justin Nuccio, Justin Nuccio / Manager (02/21/2025)
- Advent International GPE VIII-I Limited Partnership: /s/ Justin Nuccio, Justin Nuccio / Manager (02/21/2025)
- Advent International GPE VIII-J Limited Partnership: /s/ Justin Nuccio, Justin Nuccio / Manager (02/21/2025)
- GPE VIII GP Limited Partnership: /s/ Neil Crawford, Neil Crawford / Vice President of Finance (02/21/2025)
- Advent International GPE VIII-A Limited Partnership: /s/ Neil Crawford, Neil Crawford / Vice President of Finance (02/21/2025)
- Advent International GPE VIII-E Limited Partnership: /s/ Neil Crawford, Neil Crawford / Vice President of Finance (02/21/2025)
- Advent International GPE VIII-G Limited Partnership: /s/ Neil Crawford, Neil Crawford / Vice President of Finance (02/21/2025)
- Advent International GPE VIII-K Limited Partnership: /s/ Neil Crawford, Neil Crawford / Vice President of Finance (02/21/2025)
- Advent International GPE VIII-L Limited Partnership: /s/ Neil Crawford, Neil Crawford / Vice President of Finance (02/21/2025)
- AP GPE VIII GP Limited Partnership: /s/ Neil Crawford, Neil Crawford / Vice President of Finance (02/21/2025)
- Advent Partners GPE VIII Limited Partnership: /s/ Neil Crawford, Neil Crawford / Vice President of Finance (02/21/2025)
- Advent Partners GPE VIII Cayman Limited Partnership: /s/ Neil Crawford, Neil Crawford / Vice President of Finance (02/21/2025)
- Advent Partners GPE VIII-A Limited Partnership: /s/ Neil Crawford, Neil Crawford / Vice President of Finance (02/21/2025)
- Advent Partners GPE VIII-A Cayman Limited Partnership: /s/ Neil Crawford, Neil Crawford / Vice President of Finance (02/21/2025)
- Advent Partners GPE VIII-B Cayman Limited Partnership: /s/ Neil Crawford, Neil Crawford / Vice President of Finance (02/21/2025)